

June 11, 2007

Via Facsimile (973) 597-2399 and U.S. Mail

Laura R. Kuntz, Esq.
Lowenstein Sandler
65 Livingston Avenue
Roseland, NJ 07068

> **Re:** **Wilshire Enterprises, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2007**
> **File No. 001-04673**

Dear Ms. Kuntz:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A
Cover page

1. Please revise the cover page of your proxy statement and the form of proxy to clearly mark each as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2. Please refer to the third paragraph of the cover page. We note that Mr. Andrew Dakos of Full Value Advisors delivered a letter to you on February 20, 2007 indicating that Full Value Partners intended then, and has confirmed in its preliminary proxy statement, to present a proposal at the meeting pursuant to which the company would auction itself. Please revise your disclosure to clarify this development.

3.   On a related note, please tell us supplementally whether the notice delivered by Mr. Dakos is in compliance with your organizational documents and whether you will allow the proposal to be made at the meeting, in accordance with your organization documents and state law.

4.   On a further related note, if the proposal referenced above will be allowed to be made, it appears that you will not be able to use discretionary authority to vote on the matter, as set forth in Rule 14a-4(c). In that case, please revise your disclosure to indicate that by executing and returning your proxy card, security holders will relinquish the opportunity to vote on that matter. Alternatively, revise the form of proxy to include the proposal to be presented by Full Value Partners.

Voting Securities and Principal Holders Thereof, page 2

5.   Please update your disclosure to a date more recent than April 1, 2007.

Board of Directors and its Committees, page 3

6.   We note your recommendation to security holders to vote against the nominees Full Value Partners. Please revise the proxy statement to explain the reasons for your recommendation.

Proposal 1. Election of Directors, page 8

7.   Please provide the disclosure required by Item 5(b) of Schedule 14A or tell us where you have included the disclosure. For guidance on the definition of "participant," please refer to Instruction 3 to Item 4 of Schedule 14A.

Other Topics – Solicitation of Proxies, page 23

8.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

Form of Proxy

9.   Please delete the check mark in the "Against" box with respect to proposal 2.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions